Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, January 2012

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated January 30, 2012.

Document 1

TSX: JE

NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

THIRD QUARTER RESULTS FOR THE YEAR ENDING

MARCH 31, 2012

CONFERENCE CALL

TORONTO, ONTARIO – January 30, 2012 – Rebecca MacDonald – Executive Chair, Ken Hartwick – President and Chief Executive Officer and Beth Summers – Chief Financial Officer cordially invite you to participate in a conference call to discuss the Corporation’s third quarter results for the period ended December 31, 2011.

Just Energy Conference Call

Thursday February 9, 2012

2:00 p.m. EST

The number to call is 1 866 200-6965 and enter the participant code 46708905#.

For those unable to attend a tape rebroadcast will be available until midnight February 16, 2012. To access the rebroadcast please dial 1 866 286-6997 and enter the participant code 300998#.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Ken Hartwick

President and Chief Executive Officer

Phone: (905) 795-3557

or

Beth Summers

Chief Financial Officer

Phone: (905) 795-4206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: January 30, 2012	By:	/S/ JONAH T. DAVIDS
Name: Jonah T. Davids
Title: Vice-President and General Counsel